[American Dental Partners, Inc. Letterhead]

November 25, 2008

Mr. John Reynolds

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549-3561

Re:	Letter of Comment dated October 30, 2007
American Dental Partners, Inc. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2007
Filed March 10, 2008
File No. 000-23363

Dear Mr. Reynolds:

We have received your letter dated October 30, 2008 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007. The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our response contained in this letter is filed on EDGAR under the form type label CORRESP. For ease of reference, we have set forth each of the comments from your letter, followed by our response to such comment.

Legal Proceedings, page 19

1.	We note on page 19 that you and certain officers were named as defendants in three separate actions. The actions each purport to be brought on behalf of a class of purchasers of your common stock during the period August 10, 2005 through December 31, 2007. While you disclosed the nature of the loss with respect to the shareholder proceedings, please give an estimate of the loss or possible range of the loss or state that such an estimate cannot be made. Furthermore, tell us why you have not disclosed the shareholder litigation as a subsequent event within the notes to your consolidated financial statements. Refer to paragraphs 10 and 11 of SFAS 5 for further guidance.

Each plaintiff in the disclosed shareholder proceedings seek class certification, an unspecified amount of money damages, costs and attorneys’ fees, and any equitable, injunctive, or other relief the Court deems proper. At this time, we are not able to estimate

Mr. John Reynolds

November 25, 2008

a possible range of loss. In future filings, we will either give an estimate of the loss or possible range of the loss, or state that such an estimate cannot be made.

Statement of Financial Accounting Standards No. 5 – “Accounting for Contingencies” (“SFAS 5”) establishes standards of financial accounting and reporting for loss contingencies. Paragraph 8 of SFAS provides that an estimated loss from a loss contingency shall be charged to income if the information available prior to issuance of the financial statement indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements, and the amount of the loss can be reasonably determined. Prior to the issuance of our financial statements, we considered the shareholder proceedings and determined that no accrual of a loss contingency was required or appropriate because it was not probable that a liability had been incurred (we determined that the loss contingency was remote) and the amount of loss, if any, could not be reasonably determined.

Paragraph 10 of SFAS 5 states that if no accrual is made for a loss contingency because one or both of the conditions in paragraph 8 are not met, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss may have occurred, and Paragraph 11 of SFAS would require such disclosure if such information becomes available after the date of the financial statements but before those financial statements are issued. Prior to the issuance of our financial statements, we considered the shareholder proceedings pursuant to the requirements of SFAS 5, and based upon the information available to us, including discussions with counsel, determined that the loss contingency was remote. Based upon this analysis, we determined that disclosure of the shareholder litigation in a subsequent event footnote to our financial statements was not required under SFAS 5. In our most recent Quarterly Report on Form 10-Q for the period ended September 30, 2008, we assessed the loss contingency with respect to these shareholder proceedings and similarly determined that the loss contingency was remote. Prior to the issuance of our financial statements in the future, we will again assess the loss contingency with respect to the shareholder litigation to determine whether an accrual or disclosure of the loss contingency is required.

2.	In the Legal Proceedings section, please disclose the nature and amount of relief sought in legal proceedings against the registrant, including the shareholder litigation commenced in 2008. See Item 103 of Regulation S-K.

Each plaintiff in the shareholder proceedings seek class certification, an unspecified amount of money damages, costs and attorneys’ fees, and any equitable, injunctive, or other relief the Court deems proper. In future filings, we will disclose the nature and amount of relief sought in the shareholder litigation and any other legal proceedings against the Company.

Management’s Discussion and Analysis, page 24

Liquidity and Capital Resources, page 32

3.	We note that you are developing Improvis, a practice management system intended to replace Comdent. Please expand your discussion and analysis to provide indicative value of the amounts you plan to spend to develop and implement Improvis.

Mr. John Reynolds

November 25, 2008

We are developing Improvis, a practice management system intended to replace our legacy, proprietary system, Comdent. The development and implementation of Improvis will occur over multiple phases and several years, and some of these phases have not yet commenced. We have reviewed our development and implementation plan and have determined that our costs for the development and implementation of Improvis are not expected to be material with respect to our liquidity and capital resources over any period. Furthermore, we believe that additional disclosure of information relating to our costs for developing and implementing future phases of Improvis will result in providing competitive information that is not material to our shareholders, but may create an unfair advantage to our competition. Therefore, we respectfully intend to limit our disclosure with respect to the implementation and development of Improvis to information that we reasonably believe to be material to our shareholders with respect to our liquidity and capital resources.

Note (2) Summary of Significant Accounting Policies, page 46

Net Revenue, page 47

4.	We note your disclosure that you enumerate the fee arrangements related to your business services which represents 23% of your net revenue for the year ended December 31, 2007. However, you have not included a discussion in your significant accounting policies regarding the recognition method applied to the reimbursement of expenses which represents 67% of your net revenue for the year ended December 31, 2007. Disclosure of accounting policies should identify and describe the accounting principles followed and the methods of applying those principles that materially affect the determination of financial position, cash flows, or results of operations. Please expand your revenue accounting policy to describe the accounting principles followed and the methods applied with respect to the reimbursement of expenses.

In future filings, we will expand our revenue accounting policy to describe the accounting principles followed and the methods applied with respect to the reimbursement of expenses, by including the following:

The Company’s net revenue from the reimbursement of expenses is accounted for on an accrual basis and is recognized when these expenses are incurred and billed to the affiliated practices. Reimbursement of expenses includes costs incurred by us for the operation and administration of the dental facilities that include salaries and benefits for non-dentist personnel working at the dental facilities, lab fees, dental supplies, office occupancy costs of the dental facilities, depreciation related to the fixed assets at the dental facilities and other expenses such as professional fees, marketing costs and general and administrative expenses.

Property and Equipment, page 47

5.	Please disclose the estimated useful life over which you amortize your internal use software.

On page 55 of our Form 10-K, we disclosed that “[t]hese costs will be amortized over ten years.” In addition, on page 12 of our Form 10-Q for the quarters ended March 31, 2008

Mr. John Reynolds

November 25, 2008

and June 30, 2008, we similarly disclosed our amortization period for internal use software as ten years. In future Form 10-K filings, we will add disclosure to Footnote 2 Summary of Significant Accounting Policies, under “Property and Equipment,” to disclose that the estimated useful life over which we amortize internal use software is ten years.

Note (9) Accrued Litigation Expense, page 61

6.	We note that under the terms of the settlement agreement with PDG that you have agreed to transfer to PDG the leases and assets of 25 of the 31 dental facilities and tradename to PDG. Additionally, we note in Note (3) on page 52 that net revenue derived from your service agreement with PDG represented approximately 23%, 29% and 31% of your consolidated net revenue for 2007, 2006 and 2005, respectively. Please tell us how you considered whether the guidance in Rule 11-01(a)(4) and (b) in determining whether to present pro forma financial statements that reflect the loss of the PDG business.

Prior to the issuance of our audited financial statements for the year ended December 31, 2007, we considered the guidance in Rule 11-01(a)(4) and (b) of Regulation S-X in determining whether we were required to present pro forma financial statements that reflect the transfer of assets to PDG under the terms of the settlement agreement. Pursuant to Rule 11-01(a)(4), pro forma financial statements are required to be furnished in the event the disposition of a significant portion of a business either by sale, abandonment or distribution to shareholders has occurred or is probable. Rule 11-01(b) provides, in pertinent part, that a disposition of a business is considered significant if the business to be disposed of meets the conditions of a significant subsidiary in Rule 1-02(w) of Regulation S-X. Rule 1-02(w) defines a significant subsidiary to be a subsidiary that meets certain conditions enumerated in Rule 1-02(w). We also considered the guidance in Rule 11-01(d) of Regulation S-X.

We agreed to transfer to PDG the leases and related assets of 25 dental facilities, and the Park Dental tradename. This transfer was pursuant to and as a result of a legal settlement of claims. We thoroughly considered whether the transfer of the assets was a disposition of a significant portion of a business and concluded that this legal settlement and resulting transfer of assets was not the type of disposition contemplated by Article 11-01(a)(4) of Regulation S-X. This consideration included the fact that the 1996 transaction with Park Dental was not accounted for as a business combination pursuant to EITF 97-2. Pursuant to EITF 98-3, a business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers. In the settlement with PDG, we lost a customer but our Minnesota business continued largely intact and continued to support other customers pursuant to our other service agreements. In other words, our ability to provide management services continued, and therefore, the assets that were transferred are not considered to be a disposition of a significant portion of a business.

Rule 11-01(d) of Regulation S-X provides some guidance with respect to determining whether a significant acquisition of assets is a business. The guidance in Rule 11-01(d)

Mr. John Reynolds

November 25, 2008

provides some parameters, with the focus primarily on whether the nature of the revenue producing activity will remain generally the same after the acquisition. As noted above, we determined that the transfer of assets did not affect the nature of the revenue producing activity that we retained, in that our ability to provide management services continued in support of other customers.

Additionally, we considered whether this disposal met the definition of a component of an entity and concluded it did not pursuant to SFAS 144. A component comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. In consideration of this definition, we do not believe that a component can be at a lower level than an asset group defined in FAS 144. We concluded that our asset group resides at the service agreement level. As a result, only a portion of the asset group was disposed of (i.e., the leases and assets of 25 of the 31 dental facilities) and therefore the disposal group does not represent a component. Similarly, we concluded that the disposition did not constitute a “significant portion of a business” and pro forma financial statements were not required to be provided pursuant to Rule 11-01(a)(4) and (b) of Regulation S-X.

Executive Compensation

7.	We note that the annual performance objectives for officers who report to the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer are qualitative in nature. Please tell us whether the annual performance objectives for your named executive officers are qualitative or quantitative.

In addition, if the annual performance objectives for your named executive officers are quantitative, please disclose these targets in future filings or, as soon as practicable upon receipt of this letter, provide a supplemental analysis as to why it is appropriate to omit this information pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific information, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

As we disclosed in our Current Report on Form 8-K, filed with the Commission on March 12, 2007, and as disclosed in our proxy statement for our annual meeting held on April 27, 2007, filed with the Commission on March 20, 2007, and as disclosed the Compensation Committee of the Board of Directors determined that all or part of the bonus for 2007 performance for each named executive officer of the Company would be tied to achievement of a target based upon earnings from operations (“EFO”) of the Company, compared to the Company’s annual operating plan for 2007 (the “2007 Plan”), with the EFO targets for some named executive officers based upon total Company performance and the EFO targets for other named executive officers based upon the performance of certain operations of the Company. For each named executive officer who did not have his entire bonus tied to achievement of an EFO target, the balance of the bonus would be based upon achievement of one or more annual individual performance objectives (“APOs”), which are qualitative in nature.

Mr. John Reynolds

November 25, 2008

Our disclosure in the 2007 proxy statement and the Form 8-K disclosed the specific bonus parameters for each of the named executive officers, as follows:

With respect to the Chief Executive Officer, the potential bonus is equal to 100% of base salary. The entire bonus is earned if the Company achieves 2007 Plan EFO.

With respect to the Chief Operating Officer, the potential bonus is equal to 100% of base salary. A bonus equal to 75% of base salary is earned if both of the following goals are achieved: (i) the Company achieves 2007 Plan EFO; and (ii) a group of eight of our business units (the “Select Group”) achieves, on an aggregate basis, an EFO target for the Select Group established by the Chief Executive Officer. If the Company achieves 2007 Plan EFO, but the Select Group does not achieve the Select Group EFO target, then (a) a bonus equal to 56.25% of base salary is earned if the Select Group achieves at least 95% of the Select Group EFO target, (b) a bonus of 37.5% of base salary is earned if the Select Group achieves at least 90%, but less than 95%, of the Select Group EFO target, or (c) no bonus is earned if less than 90% of the Select Group EFO target is achieved. If the Company does not achieve 2007 Plan EFO and the Select Group achieves at least 90% of the Select Group EFO target, then the Chief Operating Officer also can earn an additional 5% of his base salary for each percentage point by which actual 2007 EFO exceeds the 2007 Plan EFO, up to a maximum of 100% of his base salary.

With respect to the Chief Financial Officer, the potential bonus is equal to 80% of base salary. One half of the bonus is earned if the Company achieves 2007 Plan EFO. The other half of the bonus is earned based upon achievement of APOs established by the Chief Executive Officer.

With respect to the Chief Accounting Officer, the potential bonus is equal to 25% of base salary. One half of the bonus is earned if the Company achieves 2007 Plan EFO. The other half of the bonus is earned based upon achievement of APOs established by the Chief Financial Officer.

In our 2008 proxy statement, on page 9, we disclosed the adjusted corporate EFO target for 2007, as well as the actual adjusted corporate EFO achieved for 2007. In addition, the disclosure included a detailed discussion of the reasons for the adjustment to the established EFO target. The EFO target was the sole quantitative performance target for each of our named executive officers (other than the Chief Operating Officer, whose potential bonus was also based in part on an established EFO target for a select group of business units), with the remainder of any performance objectives being qualitative in nature.

In future filings, as was done with our 2008 proxy statement and our disclosure in other filings with the Commission, we will disclose those quantitative performance targets established for our named executive officers, to the extent the targets are material to an understanding of the year’s compensation decisions, unless we determine that it is appropriate to omit such information pursuant to Instruction 4 to Item 402(b) of Regulation S-K, in which case we will provide the disclosure pursuant to Instruction 4 to Item 402(b).

Mr. John Reynolds

November 25, 2008

Certifications

8.	Your Principle Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K appear to include modifications from the standard language. In future filings please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

In future filings, we will revise the certifications of the Principle Executive Officer and the Principle Financial Officer under Item 601(b)(31) of Regulation S-K to use the standard language of the introduction to paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Form 10-Q for the fiscal quarter ended June 30, 2008

Management’s Discussion and Analysis – Results of Operations

9.	Related to the pro forma financial presentation that excludes temporary and non-recurring items from your actual results related to the PDG litigation settlement, please address the following:

a)	Tell us whether the presentation was intended to comply with the provisions of Article 11 of Regulation S-X.

b)	Tell us how your presentation of the non-GAAP financial measures satisfies the disclosure requirements of Item 10(e) of Regulation S-K.

As discussed in our response above to Comment Number 6, and after a thorough analysis of the provisions of Article 11 of Regulation S-X, we determined that pro forma financial information was not required. Therefore, the pro forma financial presentation included in Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our Form 10-Q was not intended to comply with the provisions of Article 11 of Regulation S-X.

Rather, the pro forma financial presentation contained in our MD&A are non-GAAP financial measures that we believe are appropriate for our shareholders to understand the trends of our underlying and ongoing business operations following the legal settlement with PDG, and provide increased transparency.

Item 10(e) of Regulation S-K governs disclosure of non-GAAP financial measures in filings with the Commission. Item 10(e)(i)(A) requires that a presentation, with equal or greater prominence, of the most directly comparable financial measures calculated and presented in accordance with GAAP, be included in the filing. On pages 20-24 of the Form 10-Q, we provide the non-GAAP financial measure (as a pro forma number) and the most comparable GAAP financial measure for each. Similarly, throughout our discussion of the results of operations for the periods, we disclose our actual results, and our pro forma results, which are tied to the tabular presentation and reconciliations contained on pages 20-24.

Mr. John Reynolds

November 25, 2008

Item 10(e)(i)(B) requires a reconciliation of the differences between non-GAAP financial measures disclosed with the most directly comparable financial measures calculated and presented in accordance with GAAP. On pages 20-24 of the Form 10-Q, we provide such a reconciliation of each non-GAAP financial measure (expressed as a pro forma number) with the most comparable GAAP measure, disclosing the adjustments we made to the GAAP financial measure.

Item 10(e)(i)(C) requires a statement disclosing the reasons why the registrant’s management believes that presentation of non-GAAP financial measures provide useful information to investors regarding the registrant’s financial condition and results of operations. On page 20 of our Form 10-Q, we state as follows:

In addition to our actual results, we believe it is necessary to provide a pro forma financial presentation to exclude temporary and non-recurring items related to the litigation settlement as we believe that such pro forma presentation is important to understanding future trends of our underlying business.

Item 10(e)(i)(D) requires, to the extent material, a statement disclosing the additional purposes, if any, for which registrant’s management uses the non-GAAP financial measure that are not disclosed pursuant to Item 10(e)(i)(C). We provided no such statement, because there are no other material purposes for which our management uses these non-GAAP financial measures.

Item 10(e)(ii)(A) provides that a registrant may not exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than EBIT or EBITDA. We have not provided non-GAAP liquidity measures, other than EBITDA, in our Form 10-Q.

Item 10(e)(ii)(B) provides that a registrant may not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring when the nature of the charge or gain is likely to recur within two years or there was a similar charge or gain within the prior two years. We have not adjusted any of the non-GAAP performance measures.

Item 10(e)(ii)(C) provides that a registrant may not present non-GAAP financial measures on the face of the financial statements or footnotes. We have included the non-GAAP financial measures in MD&A, and no non-GAAP financial measures appear on the face of our financial statements or in the footnotes thereto.

Item 10(e)(ii)(D) provides that a registrant may not present non-GAAP financial measures on the face of any required pro forma financial information required to be disclosed by Article 11 of Regulation S-X. As discussed above in response to Comment 6, we do not believe Article 11 of Regulation S-X requires delivery of pro forma financial information, and therefore, the non-GAAP financial measures are not included on the face of any pro forma financial information required to be disclosed by Article 11 of Regulation S-X.

Mr. John Reynolds

November 25, 2008

Item 10(e)(ii)(E) provides that a registrant may not use titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles used for GAAP financial measures. Throughout our MD&A, we carefully refer to the applicable non-GAAP financial measure as a “pro forma” measure to avoid the confusion contemplated by Item 10(e)(ii)(E).

Please do not hesitate to contact me with any questions you may have upon review of this response.

Sincerely,

/s/ BREHT T. FEIGH
Breht T. Feigh
Executive Vice President,
Chief Financial Officer and Treasurer